UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GSI COMMERCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2958132
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

935 First Avenue

King of Prussia, PA 19406

(Address of principal executive office) (ZIP code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

On April 2, 2006, the Board of Directors (the “Board”) of GSI Commerce, Inc. (the “Company”) declared a dividend distribution of one right (“Right”) for each outstanding share of common stock, par value $.01 per share, of the Company (the “Common Stock”) to stockholders of record at the close of business on April 14, 2006 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Series A Preferred Stock”) at a Purchase Price of $85 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of April 3, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date will occur (the date of a distribution is referred to herein as a “Distribution Date”) upon the earlier of (i) 10 business days (or such later date as the Board shall determine) following a public announcement by the Company that a person or group (an “Acquiring Person”), together with affiliated or associated persons, has acquired beneficial ownership of 20% or more (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the outstanding shares of Common Stock, 25.1% or more) of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until after the Distribution Date and will expire at 5:00 P.M. (New York City time) on April 14, 2016, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board and except with respect to shares of Common Stock issued by the Company after the date of the Rights Agreement (i) pursuant to exercises of stock options or as awards under an employee plan or arrangement granted or awarded as of the Distribution Date or (ii) upon the exercise, conversion or exchange of securities issued as of the Distribution Date, Rights will only be issued with respect to shares of Common Stock that were issued prior to the Distribution Date.

In the event that a Person becomes an Acquiring Person, except pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by a majority of the members of the Board who are not officers of the Company and are not representatives, nominees, affiliates or associates of the Acquiring Person, after receiving advice from one or more investment banking firms, to be at a price which is fair to the Company’s stockholders and not inadequate, and to otherwise be in the best interests of the Company and its stockholders (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $85 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $170 worth of Common Stock (or other consideration, as noted above) for $85. Assuming that the Common Stock had a per share value of $17 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $85.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (generally, other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged (generally, other than with an entity which acquired the shares pursuant to a Qualified Offer), or (iii) more than 50% of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by a person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of holders of Rights. The foregoing notwithstanding, after such time as the Rights are not redeemable, the Rights Agreement may only be amended to cure any ambiguity, defect or inconsistency.

As of April 2, 2006, there were 44,857,351 shares of Common Stock outstanding and no shares of Common Stock in the treasury. Each share of Common Stock outstanding at the close of business on the Record Date will receive one Right. So long as the Rights are attached to the Common Stock, one Right shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company between the Record Date and the Distribution Date. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Ninety-five thousand (95,000) shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the applicable directors or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until the close of business on the tenth business day following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

The Rights Agreement, which specifies the terms of the Rights, as well as the Company’s Amended and Restated Certificate of Incorporation and the form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the full text of the Rights Agreement.

Item 2. Exhibits.

1	Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of GSI Commerce, Inc.’s proxy statement on Schedule 14A filed on April 27, 2001).

2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to GSI Commerce, Inc.’s quarterly report on Form 10-Q, for the quarter ended June 29, 2002, filed on August 13, 2002).

3	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to GSI Commerce, Inc.’s Current Report on Form 8-K dated April 3, 2006).

4	Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, including as Exhibit A thereto the form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Form of Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 to GSI Commerce, Inc.’s Current Report on Form 8-K dated April 3, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GSI COMMERCE, INC.

Date: April 3, 2006	By:	/s/ Arthur H. Miller
	Name:	Arthur H. Miller
	Title:	Executive Vice President and General Counsel